UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2007

Commission File Number: 000-51570

ZOLOTO RESOURCES LTD.
(Translation of registrant's name into English)

420-625 Howe Street, Vancouver
British Columbia, Canada V6C 2T6
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

[ x ] Form 20-F   [           ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [           ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [           ]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [           ] No [ x ]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _________

SUBMITTED HEREWITH

Exhibits

99.1	Annual Financial Statements for the Year Ended December 31, 2006

99.2	Management's Discussion & Analysis for the Year Ended December 31, 2006

99.3	Form 52-109F1 - Certification of Annual Filings - CEO

99.4	Form 52-109F1 - Certification of Annual Filings - CFO

99.5	Form 13-502F1 - Annual Participation Fee for Reporting Issuers

99.6	Interim Financial Statements for the Period Ended March 31, 2007

99.7	Management's Discussion and Analysis for the Period Ended March 31, 2007

99.8	Form 52-109F2 - Certification of Interim Filings - CEO

99.9	Form 52-109F2 - Certification of Interim Filings - CFO

99.10	Articles of Amendment

99.11	Certificate of Amendment

99.12	Material Change Dated July 3, 2007

99.13	News Release Dated July 3, 2007

99.14	Notice of Meeting

99.15	Notice of Meeting - Computershare

99.16	News Release Dated July 23, 2007

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Zoloto Resources Ltd.
(Registrant)

Date: August 3, 2007	By:	/s/ Laurence Stephenson
Laurence Stephenson
	Title:	Chairman, President & CEO